Amanda Ravitz, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3030

Washington, D.C.20549

November 28, 2016

Re:	Rayton Solar, Inc.
Draft Offering Statement on Form 1-A
Submitted October 14, 2016
CIK No. 0001654124

Dear Ms. Ravitz:

We acknowledge receipt of comments in your letter of November 10, 2016, which we have set out below, together with our responses.

Part II – Offering Circular

Summary, page 4

1.            The disclosure on this page seems to present your aspirations as accomplishments. For example, the fourth paragraph indicates your technology has been validated and is ready for commercial use, contrary to your disclosure on page 22. The sixth paragraph indicates that the particle accelerator has already been developed; however, the disclosures on pages 8, 13 and 22 indicate otherwise. Please revise to state clearly the current status of your operations and product development.

We have revised the disclosure to more clearly indicate the current status of the Company’s operations and product development.

The company has not made any arrangements to place funds raised in this Offering, page 6

2.             Please reconcile the disclosure in this risk factor that you have not made any arrangements to place funds from this offering in an escrow, trust or similar account with your disclosure in the third paragraph on page 16 regarding when an investor deposits funds into escrow. If an agreement regarding escrow, trust or similar account exists, please describe the material terms of the agreement and file it as an exhibit.

The Company will use Provident Trust Group, LLC as an escrow agent. We have accordingly revised all sections in the amendment Offering Circular to reflect this change and have filed the Escrow Service Agreement as Exhibit 8.

Plan of Distribution, page 16

3.             Please clarify the extent to which your affiliates will assist in offering and selling the shares subject to this Form 1-A.

The Company does not currently anticipate that any of its affiliates will participate in offering and selling the shares subject to this Form 1-A. However, to the extent any of the Company’s officers, directors or employees do so, they will comply with the provisions of Rule 3a4-1 under the Exchange Act.

Selling Securityholders, page 17

4.             Please clarify whether you have received all of the payments for the shares of common stock to be sold by the selling securityholders. In this regard, we note your disclosure in the fifth paragraph on page F-23 regarding subscriptions receivable as of June 30, 2016.

The Company has received all payments for the shares of common stock to be sold by the selling securityholders. We have amended Plan of Distribution and Selling SecurityHolders – Selling SecurityHolders to reflect this.

Use of Proceeds to Issuer, page 18

5.             Please reconcile the disclosure on page 18 about net proceeds of $43 million from this offering and $19.2 million to be used for equipment with your disclosure on page 19 about your ability to raise $35 million and to purchase eight particle accelerators.

We have revised the disclosure as requested.

Engineering and Development to Date, page 21

6.             Please revise to clarify the basis for your statements regarding the performance of your technology if, as disclosed on page 21, you have not yet completed a prototype of the process you intend to use to make solar products. We note, for example, the “significant advantage of both cost and efficiency” you expect, as mentioned on page 26. Please also clarify what you mean by the disclosure that you are in the “late stages of prototyping an industrial process.” For example, have you tested the process and particle accelerator?

We have revised the disclosure as requested to provide further details.

Research and Development, page 22

7.            Please clarify the nature and extent of additional research and development that is needed to ready a pilot test line. Please also clarify how you intend to fund that additional research and development. We note that your disclosure on pages 18-19 indicates the proceeds of this offering will not be used for such purposes.

We have revised the disclosure on page 22 as you requested. We have also revised the table on page 18, disclosing the use of proceeds, to indicate that the category “Salaries and Wages” includes costs associated with research and development.

Director, Executive Officers, and Significant Employees, page 27

8.          Please revise to clarify the amount of time Mr. Yakub devotes to his employment with you. We note, in this regard, that it appears from your disclosure he continues to work for ReGen America.

We have revised the disclosure to indicate that Mr. Yakub is no longer providing services to ReGen America.

Compensation for Directors, page 29

9.             Please reconcile your disclosure on page 29 that compensation for Mr. Yakub increased to $150,000 in 2016 with your disclosure in the sixth paragraph on page F-23 about his stock-based compensation of $304,000 recognized in 2016.

We have revised the disclosure to indicate that Mr. Yakub received shares of common stock as compensation during 2016.

Security Ownership of Management and Certain Securityholders, page 30

10.            Please update the disclosure in this table as of the most recent practicable date. In this regard, we note your disclosure in this section that the information is as of December 31, 2015.

We have revised the disclosure to indicate that the information in this table is as of June 30, 2016, the most recent practicable date.

Statements of Operations, pages F-5 and F-18

11.            Please revise your statements of operations to include loss per share amounts for each period presented. Refer to ASC 260-10-45-2.

As requested, loss per share information has been included on the face of the Statements of Operations.

Note 5 – Commitments and Contingencies Research and Development Agreement, page F-12

12.            We see you disclosed that in August 2014 you entered into a research and development agreement with Phoenix Nuclear Labs, LLC (“PNL”) for the development of the Company’s ion implantation system technology (the “PNL Agreement”) and that the first phase of the PNL Agreement calls for development payments totaling $283,967. We also see you disclosed that during the years ended December 31, 2015 and 2014 you recognized research and development costs of $170,380 and $56,793 related to the first phase of this agreement and that as of December 31, 2015 $56,793 was due to PNL. Please revise this Note to indicate how the amounts due to PNL at December 31, 2015 are recorded and presented in your December 31, 2015 balance sheet. In addition, revise the filing to disclose when you expensed and paid the $56,793 and how the payment is presented in your financial statements.

We have has revised the footnote as you requested and accordingly revised Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect this.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow

Partner

KHLK LLP

cc: Andrew Yakub

Rayton Solar, Inc.